UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share **

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Attn: Kevin Xiaofeng Ma

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

++86 10 6518 1122-5518

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

**                                  Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***                           CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		00211V106

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kevin Xiaofeng Ma
2		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 20,547,596 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,547,596 Common Shares[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 20,547,596 Common Shares[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 44.8% [2]
14		Type of Reporting Person (See Instructions) IN

1 Includes (i) 290,000 Common Shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 Common Shares held by Able Knight Development Limited (“Able Knight”), and (iii) 12,707,436 Common Shares and 1,275,586 ADSs representing 2,551,172 Common Shares held by Joingear Limited. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Joingear Limited is a British Virgin Islands company owned by Kevin Xiaofeng Ma. Kevin Xiaofeng Ma is the sole director of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

CUSIP No.		00211V106

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Able Knight Development Limited
2		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.9% [2]
14		Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight. The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

CUSIP No.		00211V106

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Precious Time Holdings Limited
2		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.9% [2]
14		Type of Reporting Person (See Instructions) CO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Precious Time Holding Limited is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

CUSIP No.		00211V106

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ma Family Trust
2		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,998,988 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,998,988 Common Shares[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 Common Shares[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.9% [2]
14		Type of Reporting Person (See Instructions) OO

1 Includes 4,998,988 Common Shares held by Able Knight. Able Knight is a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

2 Percentage calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

CUSIP No.		00211V106

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joingear Limited
2		Check the Appropriate Box if a Member of a Group*
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,258,608 Common Shares[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,258,608 Common Shares[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 15,258,608 Common Shares[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 33.2% [2]
14		Type of Reporting Person (See Instructions) CO

1 Includes 12,707,436 Common Shares and 1,275,586 ADSs representing 2,551,172 Common Shares. Joingear Limited is a British Virgin Islands company owned by Kevin Xiaofeng Ma. Kevin Xiaofeng Ma is the sole director of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

2 Percentage calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

Item 1.       Security and Issuer

This statement on Schedule 13D relates to common shares, par value $0.01 per share (“Common Shares”) of ATA Inc. (the “Issuer”), and the Issuer’s American Depositary Shares, each representing two Common Shares. The Issuer’s address and principal executive office is 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

Item 2.       Identity and Background

(a) — (c) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Kevin Xiaofeng Ma, a citizen of People’s Republic of China,

(ii) Able Knight Development Limited (“Able Knight”), a British Virgin Islands company,

(iii) Precious Time Holdings Limited (“Precious Time”), a British Virgin Islands company,

(iv) Ma Family Trust, a Cayman Islands trust, and

(v) Joingear Limited (“Joingear”), a British Virgin Islands.

Able Knight is wholly owned by Precious Time, and, in turn, owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Joingear is a company wholly owned by Kevin Xiaofeng Ma. The Ma Family Trust is an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries.

The business address of Kevin Xiaofeng Ma is 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

The business address of Able Knight is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

The business address of Precious Time is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

The business address of Ma Family Trust is 21 Collyer Quay #19-01, HSBC Building, Singapore 049320.

The business address of Joingear is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

The principal business of Kevin Xiaofeng Ma is chairman of the board and chief executive officer of the Issuer.

The principal business of each of Able Knight, Precious Time and Joingear is holding equity interest in the Issuer.

With respect to each of Able Knight, Precious Time, the Ma Family Trust and Joingear, Kevin Xiaofeng Ma is the sole director or settlor of such Reporting Person and there are no other executive officers and directors or persons holding equivalent positions of such Reporting Person.

(d), (e)    During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of Kevin Xiaofeng Ma is People’s Republic of China.

Item 3.       Source and Amount of Funds or Other Considerations

On November 10, 2015, SB Asia Investment Fund II L.P. and Joingear entered into a Share Purchase Agreement (the “SB Asia Investment Fund SPA”), pursuant to which, upon the closing, Joingear shall purchase 12,707,436 Common Shares at a price of $4.75 per each common share, and 1,219,886 ADSs at a price of $9.50 per each ADS for an aggregate purchase price of $71,949,238 on November 30, 2015. Per the terms of the agreement, closing of the purchase of 12,707,436 common shares and 1,219,886 ADSs under the SB Asia Investment Fund SPA is expected to occur on November 30, 2015.

On November 10, 2015, Treasure Master International Limited and Joingear entered into a Share Purchase Agreement (the “Treasure Master International SPA”), pursuant to which, upon the closing, Joingear shall purchase 55,700 ADSs at a price of $9.50 per each ADS for an aggregate purchase price of $529,150. Per the terms of the agreement, closing of the purchase of 55,700 ADSs under the Treasure Master International SPA is expected to occur on November 30, 2015.

The source of funds used by Joingear to purchase 12,707,436 Common Shares and 1,275,586 ADSs was proceeds from a Swap Agreement (as defined under Item 4) dated November 6, 2015 entered into between Joingear and Haitong International Financial Solutions Limited (“Haitong”), among which US$60,000,000 to be funded by Haitong and US$30,000,000 to be funded by Joingear through equity contribution by Kevin Xiaofeng Ma from his personal funds.

The summary contained herein of the SB Asia Investment Fund SPA and the Treasure Master International SPA is not intended to be complete and is qualified in its entirety by reference to the full text of the SB Asia Investment Fund SPA and the Treasure Master International SPA, copies of which are filed as Exhibit F and G hereto, respectively, and which are incorporated herein by reference.

Item 4.       Purpose of Transaction

The Reporting Persons acquired securities of the Issuer for investment purposes.  On November 6, 2015, Joingear entered into a confirmation with Haitong providing for a funding swap (the “Swap Agreement”).  The Swap Agreement was intended to fund Joingear in its acquisition of securities of the Issuer.  Under the terms of the Swap Agreement,  (i) Haitong shall pay Joingear an amount of US$60,000,000 in cash as initial exchange (“Funding Amount”) on November 15, 2015 (“Effective Date”), (ii) Joingear shall deposit US$30,000,000 to a cash collateral account opened at Haitong on the Effective Date, (iii) Joingear shall pay Haitong an amount of US$1,200,000, and any legal fees incurred by Haitong in connection with the Swap Agreement up to US$90,000 on the Effective Date;  (iv) Joingear shall pay Haitong interest every six month commencing on the Effective Date, with the fixed rate as 6.9% per annum;  and (v) Joingear shall pay Haitong an amount of US$$60,000,000 in cash as final exchange.

In addition, upon the successful listing and being admitted to trading of the shares of ATA Online (Beijing) Education Technology Limited, a wholly-owned subsidiary of the Issuer, on the New Third Board (the National Equities Exchange and Quotations, a national share transfer system launched in the PRC in 2012 for small and medium-sized businesses to transfer shares and raise funds), Joingear shall pay a performance fee to Haitong annually on December 1 (or the nearest exchange business day of the New Third Board following such date) in each of 2016, 2017 and 2018 (“Performance Fee Payment Date”) pursuant to an agreed formula.  If Joingear fails to pay any performance fee in full within 20 business days following such Performance Fee Payment Date, the shortfall shall be paid in the form of debt convertible to a certain number of shares of the Issuer to be determined pursuant to an agreed formula.  Such convertible debts may be converted by Haitong or another entity designated by Haitong within the Conversion Period (from the day such convertible debts are granted to 30 days after November 15, 2018, subject to Modified Following Business Day Convention) without any restriction.  If Haitong holds any such convertible debts on the expiry of the Conversion Period, Joingear shall be obliged to pay off such convertible debts at the principal value by way of cash on the day of the expiry of the Conversion Period.

Among other things, the Swap Agreement provides that Joingear has the option to reduce the Funding Amount of the Swap Agreement on each of December 1, 2016 and December 1, 2017 (each an “Optional Reduction Date”) provided that an irrevocable written notice is given to Haitong 10 business days prior to the relevant Optional Reduction Date, specifying the amount to be reduced.

In connection with the Swap Agreement, on November 9, 2015, Joingear and Kevin Xiaofeng Ma, respectively, entered into a Security Agreement and a Deed of Guarantee and Indemnity with Haitong as credit support documents.  The Security Agreement was further supplemented by a Supplemental Agreement dated November 16, 2015 entered into between Joingear and Haitong.

Under the Security Agreement and its Supplemental Agreement, Joingear pledged and granted a security interest in all of the Common Shares and ADSs of the Issuer held by Joingear, as well as an amount of US$30,000,000 as cash collateral, to secure its obligations under the Swap Agreement.

Under the Deed of Guarantee and Indemnity, Kevin Xiaofeng Ma, as guarantor, agreed to guarantee the payment of all amounts and the performance of all of Joingear’s obligations under the Swap Agreement to Haitong.

In addition, Joingear agreed to credit another 5% of the Issuer’s total issued and outstanding shares as additional security pursuant to the Swap Agreement, if the year by year net income growth rate of the Issuer is less than 15%.

The summary contained herein of the Swap Agreement, the Security Agreement, the Deed of Guarantee and Indemnity and the Supplemental Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Swap Agreement, the Security Agreement, the Deed of Guarantee and Indemnity and the Supplemental Agreement, copies of which are filed as Exhibit B, C, D and E hereto, respectively, and which are incorporated herein by reference.

The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Indenture, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the and the terms of the Indenture, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

(a)-(b)              Kevin Xiaofeng Ma may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, Precious Time Holdings Limited, Ma Family Trust and Joingear to vote or direct the vote of, and shared power with Able Knight,  Precious Time Holdings Limited, Ma Family Trust and Joingear to dispose or direct disposition of 20,547,596 Common Shares, representing approximately 44.8% of the total outstanding Common Shares.

Able Knight may be deemed to have (i) beneficial ownership and (ii) shared power with Precious Time Holdings Limited, and Ma Family Trust to vote or direct the vote of, and shared power with Precious Time Holdings Limited, and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Precious Time Holdings Limited may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, and Ma Family Trust to vote or direct the vote of, and shared power with Able Knight, and Ma Family Trust to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Ma Family Trust may be deemed to have (i) beneficial ownership and (ii) shared power with Able Knight, and Precious Time Holdings Limited to vote or direct the vote of, and shared power with Able Knight, and Precious Time Holdings Limited to dispose or direct disposition of 4,998,988 Common Shares, representing approximately 10.9% of the total outstanding Common Shares.

Able Knight is wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Precious Time Holdings Limited and Ma Family Trust may be deemed to be beneficially own all of the Common Shares beneficially owned by Able Knight.

Joingear may be deemed to have (i) beneficial ownership and (ii) shared power with Kevin Xiaofeng Ma to vote or direct the vote of, and shared power with Kevin Xiaofeng Ma to dispose or direct disposition of 12,707,436 Common Shares and 1,275,586 ADSs, representing 2,551,172 Common Shares, representing approximately 33.2% of the total outstanding Common Shares.  Kevin Xiaofeng Ma may be deemed the beneficial owner of, and have sole power to direct the voting and disposition of, these shares.

The foregoing percentages are calculated based on 45,905,582 outstanding Common Shares as of March 31, 2015, as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 24, 2015.

(c)                                  Except for the transactions described in this Statement, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on November 20, 2015, a copy of which is attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.       Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of November 20, 2015 by and between Kevin Xiaofeng Ma, Able Knight, Precious Time Holdings Limited, Ma Family Trust and Joingear

Exhibit B	Swap Agreement dated November 6 2015 between Haitong and Joingear

Exhibit C	Security Agreement dated November 9, 2015 between Haitong and Joingear

Exhibit D	Deed of Guarantee and Indemnity dated November 9, 2015 between Haitong and Kevin Xiaofeng Ma

Exhibit E	Supplemental Agreement to Security Agreement dated November 16, 2015 between Haitong and Joingear

Exhibit F	Share Purchase Agreement dated November 10, 2015 between SB Asia Investment Fund II L.P. and Joingear

Exhibit G	Share Purchase Agreement dated November 10, 2015 between Treasure Master International Limited and Joingear

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

Kevin Xiaofeng Ma

By:	/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director

Precious Time Holdings Limited

By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Ma Family Trust

By:	/s/ Jamie Yu & Agatha Chee
Name: Jamie Yu & Agatha Chee
Title: Authorized Signatories

Joingear Limited

By:	/s/ Kevin Xiaofeng Ma
Name: Kevin Xiaofeng Ma
Title: Director